Filed pursuant to Rule 424(b)(3)

Registration No. 333-103905
The information contained in this supplement and the preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This supplement and the preliminary prospectus supplement and the prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUPPLEMENT

(To preliminary prospectus supplement dated December 8, 2004 and prospectus dated May 21, 2003)	Subject to Completion	December 15, 2004

2,000,000 Shares

             % Noncumulative Monthly Income Preferred Stock, 2004 Series H

This supplement relates to the offer and sale by W Holding Company, Inc. of 2,000,000 shares of our        % Noncumulative Monthly Income Preferred Stock, 2004 Series H pursuant to the preliminary prospectus supplement, dated December 8, 2004, and the prospectus, dated May 21, 2003, which we refer to collectively herein as the prospectus. This supplement amends and supplements, and should be read in conjunction with, the prospectus.

The section titled “Taxation” that appears on pages S-20 – S-26 of the prospectus hereby is deleted in its entirety and replaced with, and superseded by, the following:

Taxation

This section is not to be construed as a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisers with specific reference to their own tax situations, including the application and effect of other tax laws and any possible changes in the tax laws after the date of this prospectus supplement.

PUERTO RICO TAXATION

The following discussion is a summary of the material Puerto Rico tax considerations that may be relevant to prospective investors in the shares of the Series H preferred stock. The discussion in connection with the Puerto Rico tax considerations is based on the current provisions of the Puerto Rico Internal Revenue Code of 1994, as amended (the “Puerto Rico Code”) and the regulations promulgated or applicable thereunder (the “Puerto Rico Code Regulations”), the Puerto Rico Municipal Property Tax Act of 1991, as amended (the “MPTA”) and the regulations promulgated thereunder, the Municipal License Tax Act, as amended (the “MLTA”) and the regulations promulgated thereunder, and court cases and administrative pronouncements related to such laws and regulations.

This discussion assumes that investors in the Series H preferred stock will be (1) individuals who are bona fide residents of Puerto Rico during the entire taxable year for purposes of section 933 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (the “Puerto Rico Individuals”), (2) individuals who are U.S. citizens, nonresidents of Puerto Rico (“Nonresident US Citizens”), (3) individuals who are not U.S. citizens, nonresidents of Puerto Rico (“Nonresident Aliens”), (4) corporations or partnerships organized under the laws of the Commonwealth of Puerto Rico or a jurisdiction other than the U.S., a State of the U.S. or the District of Columbia that are engaged in a trade or business in Puerto Rico during the taxable year, excluding corporations and partnerships having in effect an election and qualifying as “corporations of individuals” or “special partnerships” under the Puerto Rico Code or subject to any other special tax regime under the Puerto Rico Code (the “Puerto Rico Persons,” and jointly with the Puerto Rico Individuals, the “Puerto Rico Investors”), or (5) corporations or partnerships organized outside of Puerto Rico that are not engaged in trade or business in Puerto Rico (“Nonresident Foreign Persons”). This discussion addresses only Series H preferred stock held by initial purchasers as a capital asset within the meaning of sections 1121 of the Puerto Rico Code and does not purport to deal with all aspects of Puerto Rico taxation that may be relevant to the Puerto Rico Investors including investors subject to special treatment under the Puerto Rico Code (for example banks, insurance companies or tax-exempt organizations). Unless otherwise noted, the references in this discussion to Puerto Rico regular income tax refer to the graduated tax rates up to a maximum of 33% or 39% generally imposed by the Puerto Rico Code upon individuals or corporations and partnerships, respectively, and exclude the 22% alternative minimum tax imposed by the Puerto Rico Code.

Taxation

The statements that follow are based on the existing provisions of such statutes and regulations, judicial decisions and administrative pronouncements, all of which are subject to change (even with retroactive effect). The statements herein have been opined on by Adsuar Muñiz Goyco & Besosa, P.S.C., counsel to the underwriters. A prospective investor should be aware that an opinion of counsel represents only such counsel’s best legal judgment and that it is not binding on the Treasury Department of Puerto Rico (the “Treasury Department”), the Municipal Revenue Collection Center, any other agency or municipality of the Commonwealth of Puerto Rico, or the Puerto Rico courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

Income taxes

Distributions on the Series H preferred stock

Distributions by the company with respect to the Series H preferred stock will be treated as dividends for Puerto Rico income tax purposes and will be taxable in the manner described below to the extent the company has either current or accumulated earnings and profits for purposes of the Puerto Rico Code at the end of the taxable year of the company during which the distributions are made. If the amount of the distributions made on the Series H preferred stock exceed the company’s current and accumulated earnings and profits, such excess will be treated as a non-taxable return of capital (rather than as a dividend) and will be applied against and reduce the adjusted basis of the Series H preferred stock in the hands of the holder. The amount of any such distribution that exceeds the adjusted basis of the Series H preferred stock in the hands of the holder will be treated as a gain from the sale or exchange of such stock, taxable in the manner described below.

Puerto Rico Individuals

Dividend distributions made by the company on the Series H preferred stock to Puerto Rico Individuals will be subject to a 10% Puerto Rico income tax (the “10% Puerto Rico Tax”). The 10% Puerto Rico Tax must be withheld at source by the company and deposited with the Treasury Department from each dividend distribution. The Puerto Rico Individuals may elect not to be subject to the 10% Puerto Rico Tax and, therefore, not subject to the described withholding at source (the “Election”). However, if the Election is made, the dividend distributions to such individuals will be subject to the regular income tax imposed by the Puerto Rico Code to such individuals.

For the Election to be effective during a taxable year, the company must be notified in writing prior to the first distribution made by the company during such taxable year. The Election can be made on a yearly basis, and it must include (1) the name and address of the electing Puerto Rico Individual, (2) his or her taxpayer identification number, (3) a statement authorizing the company to abstain from withholding the 10% Puerto Rico Tax, (4) the name of the withholding agent, (5) the date of the distribution(s) with respect to which the election is made, (6) the date on which the election is made, and (7) the signature of the Puerto Rico Individual. Once an Election is made, such election is final with respect to all distributions during such taxable year to the electing stockholder.

Absent an Election, the company will withhold the 10% Puerto Rico Tax on dividend distributions on the Series H preferred stock made to Puerto Rico Individuals. Upon filing his or her Puerto Rico income tax return, a Puerto Rico Individual who did not make an Election will have the option to include the dividends as ordinary income subject to the regular income tax imposed by the Puerto Rico Code on such individual. If such option is exercised, the 10% Puerto Rico Tax withheld by the company will be allowed as a credit against the Puerto Rico Individual’s Puerto Rico income tax liability for the particular taxable year.

Nonresident US Citizens

Dividends paid on the Series H preferred stock to a Nonresident US citizen, will be subject to the 10% Puerto Rico Tax withheld at source. These individuals may elect for the withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the regular income tax rates. Notwithstanding this election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with the withholding agent, a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $1,300, if single, or $3,000, if married. Withholding exemption certificates will only be accepted from individuals who have shares of Series H preferred stock registered in their names. Individuals who hold shares of Series H preferred stock in “street name” will not be eligible to file the withholding exemption certificate.

Taxation

Nonresident Aliens

Dividend distributions made on the Series H preferred stock to a Nonresident Alien will generally be subject to a 10% tax which will be withheld at source.

Puerto Rico Persons

Puerto Rico Persons receiving dividend distributions from the company on the Series H preferred stock will be able to deduct 85% of such dividends received during the taxable year (the “Dividend Received Deduction”). The Dividend Received Deduction will not exceed 85% of a Puerto Rico Person’s net taxable income for such taxable year. The remaining 15% of such dividends will be subject to the regular income tax and the alternative minimum tax applicable to Puerto Rico Persons under the Puerto Rico Code. Based on the applicable maximum Puerto Rico regular corporate income tax rate of 39%, the maximum effective income tax rate on such dividends to Puerto Rico Persons will be 5.85% after accounting for the Dividend Received Deduction.

Nonresident Foreign Persons

Nonresident Foreign Persons will be subject to a 10% withholding tax on dividends received on the Series H preferred stock.

Gain from the sale, exchange or other disposition of the Series H preferred stock

Puerto Rico Individuals

Gains from the sale, exchange or other disposition of shares of the Series H preferred stock which (1) have been held by Puerto Rico Individuals or Puerto Rico Persons for more than six months, (2) constitute capital assets in the hands of such investors, and (3) in the case of Puerto Rico Persons that are not organized in Puerto Rico, constitute Puerto Rico income effectively connected with such person’s Puerto Rico trade or business, are subject to a maximum 10% Puerto Rico capital gains tax or 12.5% Puerto Rico alternative capital gains tax, respectively. Losses from the sale, exchange or other disposition of shares of the Series H preferred stock which constituted capital assets in the hands of the Puerto Rico Investors are deductible only to the extent of gains from the sale, exchange or other disposition of capital assets, except that Puerto Rico Individuals may deduct up to $1,000 of such losses from ordinary income. Losses incurred in a taxable year in excess of the $1,000 limitation may be carried over the next five taxable years as a short term capital loss.

Puerto Rico Persons

Puerto Rico Persons that are foreign corporations or partnerships will be subject to income tax under the Puerto Rico Code with respect to any gain realized from the sale or exchange of the Series H preferred stock if such gain is effectively connected with a Puerto Rico trade or business of such investor, as determined under the Puerto Rico Code. Under the Puerto Rico Code, all income from sources within Puerto Rico is treated as effectively connected income, and income from the sale, exchange or other disposition of shares of the Series H preferred stock from sources outside of Puerto Rico is not effectively connected with the foreign corporations’ or partnerships’ Puerto Rico trade or business, unless they are engaged in a banking, financial or similar business in Puerto Rico and certain other requirements are met.

Nonresident U.S. Citizens

Nonresident United States Citizens will not be subject to Puerto Rico income tax on the sale or exchange of Series H preferred stock, if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series H preferred stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series H preferred stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series H preferred stock is made to an office of a paying or exchanging agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of payments received will be withheld at source; and if the gain constitutes a long-term capital gain, it will be subject to tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

Conversely, if the gain is a short term capital gain, it will be subject to the normal income tax rates of a maximum of 33%, and the 10% withholding tax will be creditable against such income tax liability.

Nonresident Aliens

Nonresident Aliens will be subject to the rules describes above under “Nonresident United States Citizens.” However, if the gain resulting from the sale or exchange of Series H preferred stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided that, if the gain resulting from the sale or exchange represents a capital gain from sources within

Taxation

Puerto Rico, the Nonresident Alien will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the Puerto Rico income tax liability.

Nonresident Foreign Persons

Nonresident Foreign Persons will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series H preferred stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series H preferred stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series H preferred stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series H preferred stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source. The amount of tax withheld at source will be creditable against the Nonresident Foreign Person’s 29% Puerto Rico income tax liability. No income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

Redemption of the Series H preferred stock

Under the provisions of the Puerto Rico Code, a redemption of shares of stock is generally treated as a sale or exchange of such shares. See “Gain from the sale, exchange or other disposition of the Series H preferred stock.”

However, the partial or total redemption of shares of the Series H preferred stock which is essentially equivalent to a dividend will be treated as a distribution taxable as a dividend to the extent of the company’s current and accumulated earnings and profits at the end of the taxable year during which the redemption is effected. In these cases, all of the cash received in exchange for shares of Series H preferred stock will be subject to the Puerto Rico income tax applicable to dividend distributions by the company, and the recovery of the Puerto Rico Investors’ basis on the shares of the Series H preferred stock at that time would not be allowed.

The Puerto Rico Code Regulations provide that (i) a complete redemption of shares of the Series H preferred stock held by a Puerto Rico Investor may not be treated as essentially equivalent to a dividend, so long as the Puerto Rico Investor ceases to have an interest in the affairs of the company, and (ii) pro-rata redemptions are generally treated as essentially equivalent to a dividend. However, neither the Puerto Rico Code nor the Puerto Rico Code Regulations set forth guidelines to determine which other redemptions are not essentially equivalent to a dividend. In the absence of additional guidelines, the Treasury Department may follow the principles established under the Code, the Code Regulations, and the rulings and other administrative pronouncements of the IRS. In such circumstances, the Treasury Department has generally followed such U.S. federal income tax principles for Puerto Rico income tax purposes. However, Puerto Rico Investors should be aware that the Treasury Department is not bound to adopt such principles and is free to adopt any other rule it deems appropriate.

If the stockholder of the Series H preferred stock is a Nonresident US Citizen, a Nonresident Alien, a Puerto Rico Person who is a foreign corporation or partnership or a Nonresident Foreign Person, any gain realized by the holder on the redemption of the Series H preferred stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not provide clear rules to determine if the gain is from sources within Puerto Rico. As a result, these prospective shareholders should be aware that gain realized from a redemption of the Series H preferred stock may be treated as income from sources within Puerto Rico or effectively connected income and subject to income tax accordingly. If the gain is treated as income from sources within Puerto Rico an amount equal to 10%, in the case of Nonresident US Citizens, or 25%, in all other cases, (except for Puerto Rico Persons who are foreign corporations or partnerships) of the payments received would be withheld at the source.

Municipal license taxes

Distributions by the company to Puerto Rico Persons will be subject to a municipal license tax of up to 1.5% in the case of investors engaged in a financial business, and of up to 0.5% in the case of investors engaged in a non-financial business. Puerto Rico Individuals will not be subject to municipal license tax on distributions by the company.

Property taxes

Under the provisions of the MPTA, shares of the Series H preferred stock are not subject to Puerto Rico personal property taxes in the hands of the Puerto Rico Investors.

Taxation

Estate and gift taxes

Since the company is a corporation organized under the laws of the Commonwealth of Puerto Rico, the shares of the Series H preferred stock constitute property located within Puerto Rico for Puerto Rico estate and gift tax purposes. Accordingly, shares of the Series H preferred stock will not be subject to Puerto Rico estate and gift taxes if held by a Puerto Rico Individual who is a citizen of the United States who acquired his or her citizenship solely because of his or her Puerto Rico citizenship, birth or residence in Puerto Rico and was domiciled in Puerto Rico, in the case of estate taxes, at the time of death, and in the case of gift taxes, at the time the gift was made.

UNITED STATES TAXATION

The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series H preferred stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico (“PR Corporations”). This discussion is based on the Code, existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series H preferred stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code the definition of which excludes property held primarily for sale to customers in the ordinary course of a trade or business. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person’s particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, Subchapter S corporations, life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to person whose functional currency is not the U.S. dollar.

The statements herein have been opined on by Hogan & Hartson, L.L.P., counsel to the Company. A prospective investor should be aware that an opinion of counsel represents only such counsel’s best legal judgment and that it is not binding on the IRS or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

As used herein, the term “U.S. Holder” means a beneficial owner of the Series H preferred stock that is, for United States federal income tax purposes:

➢	a citizen or resident of the United States;

➢	a corporation organized under the laws of a state of the United States;

➢	a corporation organized under the laws of the United States or of any political subdivision thereof;

➢	an estate the income of which is subject to United States federal income taxation regardless of its source; or

➢	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States Persons (as such term is defined in the Code) have authority to control all substantial decisions of the trust.

The term “U.S. Holder” does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term “Puerto Rico U.S. Holder” means an individual who would be a U.S. Holder but who is a bona fide resident of Puerto Rico during the entire taxable year.

OWNERSHIP AND DISPOSITION OF THE SERIES H PREFERRED STOCK

Taxation of dividends

General

Dividends on the Series H preferred stock will constitute gross income from sources outside the United States if less than 25% of the gross income from all sources of the company for the three-year period ending with the close of the taxable year preceding the declaration of such dividends was effectively connected with a trade or business within the United States. Since its incorporation in 1998, less than 25% of the Company’s gross income has been effectively connected with the conduct of a trade or business in the United States. Dividends on the Series H preferred stock distributed by the Company will constitute gross income from sources outside the United States so long as the Company continues to meet such gross income test.

U.S. Holders other than Puerto Rico U.S. Holders

Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions made with respect to Series H preferred stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income, to the extent the distributions are paid out of current or accumulated earnings and profits of the

Taxation

Company as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by the Company exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax free return of the U.S. Holder’s tax basis in the Series H preferred stock and thereafter as capital gains.

Dividends with respect to the Series H preferred stock received during taxable year 2004 through taxable year 2008 by a U.S. Holder who is an individual will be subject to income tax at a maximum rate of 15%, provided that in the taxable year in which the dividend was paid, or the preceding taxable year, the Company is not a passive foreign investment company. The Company believes that it was not a passive foreign investment company (see discussion under “Passive Foreign Investment Company Rules,” below) for taxable year 2003 and does not thereafter expect to meet the requirements of the Code to be treated as a passive foreign investment company. If, contrary to the Company’s expectation, it were considered a passive foreign investment company, dividends with respect to Series H preferred stock received by a U.S. Holder who is an individual will be taxed a regular income tax rates.

In order for a U.S. Holder who is an individual to qualify for the maximum 15% rate on dividend distributions, such individual must hold the Series H preferred stock for at least 90 days during the 180-day period beginning on the date which is 90 days prior to the date the Series H preferred stock goes ex-dividend. Dividends paid on the Series H preferred stock will not qualify for the reduced rate to the extent that the U.S. Holder who is an individual is under the obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

U.S. Holders who are individuals should consult their own tax advisors in connection with the new rules for the reduced income tax rates on dividends received from qualified foreign corporations such as the company.

Subject to certain conditions and limitations contained in the Code, the Puerto Rico income tax imposed on dividends distributed by the company in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “Puerto Rico Taxation — Ownership and Disposition of Series H Preferred Stock — Taxation of Dividends” above. For purposes of a calculating a U.S. Holder’s United States foreign tax credit limitation, dividends distributed by the company will generally constitute foreign source “passive income” or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source “financial services income.” If a U.S. Holder who is an individual qualifies for the reduced income tax rate on dividends paid on the Series H preferred stock described above, then the tax credit against its United States federal income tax liability for the Puerto Rico income tax imposed on dividends distributed by the Company in accordance with Puerto Rico law will be subject to additional limitations under the Code.

Puerto Rico U.S. Holders

In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions of dividends made by the company on the Series H preferred stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder’s gross income and will be exempt from United States federal income taxation pursuant to section 933(1) of the Code. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

PR Corporations

In general, distributions of dividends made by the company on the Series H preferred stock held by a PR Corporations will not be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” or “Passive Foreign Investment Companies.”

Taxation of gains upon sales or exchanges, other than redemptions

U.S. Holders, other than Puerto Rico U.S. Holders

A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize a gain or loss on the sale or other disposition of Series H preferred stock on the difference between the U.S. Holder’s adjusted tax basis in the Series H preferred stock and the amount realized on the sale or other disposition of the stock. The gain or loss will be a capital gain or loss if the Series H preferred stock are held as a capital asset. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses, including the reduced

Taxation

maximum 15% rate applicable to long-term capital gains realized by individuals on the sale of the Series H preferred stock through the taxable year 2008.

Gain recognized by a U.S. Holder other than a Puerto Rico U.S. Holder on the sale or other disposition of Series H preferred stock generally will be treated as United States source income.

Puerto Rico U.S. Holders

Gain from the sale or exchange of the Series H preferred stock held as a capital asset by a Puerto Rico U.S. Holder (i) will constitute income from sources within Puerto Rico, (ii) will not be includable in the Puerto Rico U.S. Holder’s gross income, and (iii) will be exempt from United States federal income taxation. No deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from gross income.

PR Corporations

In general, any gain derived by a PR Corporation from the sale or exchange of Series H preferred stock will not be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations”, or “Passive Foreign Investment Companies.”

Backup Withholding

Certain noncorporate U.S. Holders may be subject to backup withholding at the fourth lowest rate of tax applicable under Section 1(c) of the Code on dividends paid or the proceeds of a sale, exchange or redemption of Series H preferred stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest or dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedures for obtaining any applicable exemption.

Taxation of redemptions

A redemption of shares of the Series H preferred stock of a U.S. Holder for cash will be treated as a distribution subject to the rules described above under “Taxation of Dividends”, to the extent of the Company’s current or accumulated earnings and profits unless (1) the redemption is not essentially equivalent to a dividend, (2) the distribution is substantially disproportionate with respect to the Holders, (3) the redemption is in complete redemption of all the stock owned by the shareholder, or (4) the distribution is in redemption of stock held by noncorporate shareholders in partial liquidation of the distributing corporation.

The amount by which the redemption price exceeds the offering price (“Redemption Premium”) may be deemed as a distribution made with respect to the Series H preferred stock, including the amount of any Puerto Rico taxes withheld on the distribution, and treated as provided above under “Taxation of Dividends,” unless the Redemption Price does not exceed a de minimis amount, as determined in the regulations under Section 305(c) of the Code, or, if based on all the facts and circumstances as of the issue date, the redemption is not treated as more likely than not to occur according to the provisions of the regulations under Section 305(c) of the Code.

If the redemption of the Series H preferred stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under “Taxation of Gains upon Sales or Exchanges other than Redemptions” for a sale or exchange of Series H preferred stock. The gain or loss will be a capital gain or loss if the Series H preferred stock are held as capital asset. Gains shall be taxed according to the rules described thereunder.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company (“PFIC”) as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.

Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the “Proposed Regulations”), the company believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to the company’s expectation, the Series H preferred stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether the company remains a PFIC, with respect to (1) any “excess distribution” by the company to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of Series H preferred stock in a taxable year that

Taxation

are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the Series H preferred stock, if shorter.

Under these rules, (1) the excess distributions or gain would be allocated ratably over the U.S. Holder’s holding period for the Series H preferred stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the company is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series H preferred stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

Under current law, if the company is a PFIC in any year, a U.S. Holder who beneficially owns Series H preferred stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from the company and any gain realized on the disposition of Series H preferred stock.

ESTATE AND GIFT TAXATION

The transfer of Series H preferred stock by inheritance or gift by an individual who is domiciled in Puerto Rico at the time of his or her death, or at the time of the gift, will not be subject to U.S. federal estate or gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of his or her Puerto Rico citizenship, birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series H preferred stock by death or gift.